Page 1 of 43

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. ________)*

Omthera Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68217A 103

(CUSIP Number)

Sarah Lafaye

Sofinnova Partners

17 rue de Surene

75008 Paris

France

(+33) 1 53 05 41 13

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 11, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68217A 103	Page 2 of 43
1.	Name of Reporting Persons Sofinnova Capital VI FCPR (“SC VI”) EIN: 98-0583711
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With

7.     Sole Voting Power

7,159,317 shares, except that Sofinnova Partners SAS, a French corporation (“SP SAS”), the management company of SC VI, may be deemed to have sole voting power, and Denis Lucquin (“Lucquin”), Antoine Papiernik (“Papiernik”), Rafaèle Tordjman (“Tordjman”) and Monique Saulnier (“Saulnier”), the managing partners of SP SAS, may be deemed to have shared power to vote these shares.

8. Shared Voting Power See row 7.

9.     Sole Dispositive Power

7,159,317 shares, except that SP SAS, the management company of SC VI, may be deemed to have sole power to dispose of these shares, and Lucquin, Papiernik, Tordjman and Saulnier, the managing partners of SP SAS, may be deemed to have shared power to dispose of these shares.

10. Shared Dispositive Power See row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,159,317
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 29.3% (1)
14.	Type of Reporting Person (see instructions) 00
(1) The percentage is calculated based upon 24,414,868 shares of the Issuer’s Common Stock, par value $0.001 per share. Outstanding as of April 16, 2013, the closing date of the Issuer’s initial public offering.

CUSIP No. 68217A 103	Page 3 of 43

1.	Name of Reporting Persons Sofinnova Partners SAS, a French corporation (“SP SAS”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With

7.     Sole Voting Power

7,159,317 shares, of which 7,159,317 shares are owned directly by SC VI. SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Lucquin, Papiernik, Tordjman and Saulnier, the managing partners of SP SAS, may be deemed to have shared power to vote these shares.

8. Shared Voting Power See row 7.

9.     Sole Dispositive Power

7,159,317 shares, except that SP SAS, the management company of SC VI, may be deemed to have sole power to dispose of these shares, and Lucquin, Papiernik, Tordjman and Saulnier, the managing partners of SP SAS, may be deemed to have shared power to dispose of these shares.

10. Shared Dispositive Power See row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,159,317
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 29.3% (1)
14.	Type of Reporting Person (see instructions) 00
(1) The percentage is calculated based upon 24,414,868 shares of the Issuer’s Common Stock, par value $0.001 per share. Outstanding as of April 16, 2013, the closing date of the Issuer’s initial public offering.

CUSIP No. 68217A 103	Page 4 of 43
1.	Name of Reporting Persons Denis Lucquin (“Lucquin”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization French Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0

8.     Shared Voting Power

7,159,317 shares, of which 7,159,317 shares are owned directly by SC VI. SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Lucquin, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

9. Sole Dispositive Power 0

10.   Shared Dispositive Power

7,159,317 shares, of which 7,159,317 shares are owned directly by SC VI. SP SAS, the management company of SC VI, may be deemed to have power to dispose of these shares, and Lucquin, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,159,317
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 29.3% (1)
14.	Type of Reporting Person (see instructions) IN
(1) The percentage is calculated based upon 24,414,868 shares of the Issuer’s Common Stock, par value $0.001 per share. Outstanding as of April 16, 2013, the closing date of the Issuer’s initial public offering.

CUSIP No. 68217A 103	Page 5 of 43
1.	Name of Reporting Persons Antoine Papiernik (“Papiernik”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization French Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0

8.     Shared Voting Power

7,159,317 shares, of which 7,159,317 shares are owned directly by SC VI. SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Papiernik, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

9. Sole Dispositive Power 0

10.   Shared Dispositive Power

7,159,317 shares, of which 7,159,317 shares are owned directly by SC VI. SP SAS, the management company of SC VI, may be deemed to have power to dispose of these shares, and Papiernik, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,159,317
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 29.3% (1)
14.	Type of Reporting Person (see instructions) IN
(1) The percentage is calculated based upon 24,414,868 shares of the Issuer’s Common Stock, par value $0.001 per share. Outstanding as of April 16, 2013, the closing date of the Issuer’s initial public offering.

CUSIP No. 68217A 103	Page 6 of 43

1.	Name of Reporting Persons Rafaèle Tordjman (“Tordjman”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization French Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0

8.     Shared Voting Power

7,159,317 shares, of which 7,159,317 shares are owned directly by SC VI. SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Tordjman, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

9. Sole Dispositive Power 0

10.   Shared Dispositive Power

7,159,317 shares, of which 7,159,317 shares are owned directly by SC VI. SP SAS, the management company of SC VI, may be deemed to have power to dispose of these shares, and Tordjman, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,159,317
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 29.3% (1)
14.	Type of Reporting Person (see instructions) IN
(1) The percentage is calculated based upon 24,414,868 shares of the Issuer’s Common Stock, par value $0.001 per share. Outstanding as of April 16, 2013, the closing date of the Issuer’s initial public offering.

CUSIP No. 68217A 103	Page 7 of 43

1.	Name of Reporting Persons Monique Saulnier (“Saulnier”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization French Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0

8.     Shared Voting Power

7,159,317 shares, of which 7,159,317 shares are owned directly by SC VI. SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Saulnier, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

9. Sole Dispositive Power 0

10.   Shared Dispositive Power

7,159,317 shares, of which 7,159,317 shares are owned directly by SC VI. SP SAS, the management company of SC VI, may be deemed to have power to dispose of these shares, and Saulnier, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,159,317
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 29.3% (1)
14.	Type of Reporting Person (see instructions) IN
(1) The percentage is calculated based upon 24,414,868 shares of the Issuer’s Common Stock, par value $0.001 per share. Outstanding as of April 16, 2013, the closing date of the Issuer’s initial public offering.

CUSIP No. 68217A 103	Page 8 of 43

Item 1. Security and Issuer

(a) This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of Omthera Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).

(b) 707 State Road, Princeton, New Jersey 08540.

Item 2. Identity and Background

(a) The persons and entities filing this Schedule 13D are Sofinnova Capital VI FCPR (“SC VI”), Sofinnova Partners SAS, a French corporation (“SP SAS”), and Denis Lucquin (“Lucquin”), Antoine Papiernik (“Papiernik”), Rafaèle Tordjman (“Tordjman”) and Monique Saulnier (“Saulnier”), the managing partners of SP SAS (collectively, the “Listed Persons” and together with SC VI and SP SAS, the “Filing Persons”).

(b) The address of the principal place of business for each of the Filing Persons is Sofinnova Partners, 17 rue de Surène, 75008 Paris, France.

(c) The principal occupation of each of the Filing Persons is the venture capital investment business. Each of the Listed Persons is employed at the offices of Sofinnova Partners, 17 rue de Surène, 75008 Paris, France.

(d) During the last five years, none of the Filing Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filing Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) SC VI is a French FCPR. SP SAS is a French Corporation. Lucquin, Papiernik, Tordjman and Saulnier are French citizens.

Item 3. Source and Amount of Funds or Other Consideration.

In 2009 and 2010, SC VI purchased 4,350,000 shares of the Issuer’s Series A Preferred Stock (the “Series A Preferred Stock”) for aggregate consideration of $6,000,000, paid out of the working capital of SC VI, issued in three tranches in November 2009, February 2010 and July 2010. In February 2011, SC VI entered into a securities purchase agreement pursuant to which it agreed to purchase the Issuer’s Series B Preferred Stock (the “Series B Preferred Stock”) at a price of approximately $4.90 per share. SC VI purchased 3,666,061 shares of Series B Preferred Stock for aggregate consideration of $17,959,446, paid out of the working capital of SC VI, issued in four tranches in February 2011, December 2011, April 2012 and July 2012.

In February 2013, SC VI purchased a convertible promissory note from the Issuer (the “Note”) for $5,000,000 of consideration paid out of the working capital of SC VI. In addition, the Note was issued with a warrant to purchase shares of Common Stock up to 25% of the principal amount of the Note divided by the purchase price of the Common Stock at an exercise price of $0.01 per share (the “Warrant”).

On April 16, 2013, at the closing of the Issuer’s initial public offering (the “IPO”), SC VI purchased 625,000 shares of Common Stock (the “IPO Shares”) at $8.00 per share, for total consideration of $5,000,000. The IPO Shares were purchased by SC VI using its working capital. In addition, on the date of the IPO, the Series A Preferred Stock held by SC VI automatically converted into 3,117,609 shares of Common Stock, the Series B Preferred Stock held by SC VI automatically converted into 2,627,435 shares of Common Stock, the Note automatically converted into 633,219 shares of Common Stock and the Warrant was automatically net exercised for consideration of $0.01 per share. SC VI paid for the warrant on a cashless basis, resulting in the Issuer withholding 196 shares of Common Stock to pay the exercise price and the ultimate issuance to SC VI of 156,054 shares of Common Stock.

Item 4. Purpose of Transaction.

The shares of Common Stock acquired by SC VI in the IPO (described in Item 3 above) were acquired solely for investment purposes. The Response to Item 3 above is incorporated into this Item 4 by reference.

As of the date of this Schedule 13D, and except as provided herein, none of the Filing Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	See Rows 11 and 13 of the cover page for each of the Filing Persons. The Filing Persons disclaim beneficial ownership with respect to these shares except to the extent of their pecuniary interest therein.

(b)	See Rows 7, 8, 9, and 10 for each Filing Person.

(c)	SC VI acquired all of the reported shares of Common Stock pursuant to the IPO within 60 days of the date of this filing. See Item 3.

(d)	Under certain circumstances set forth in the operating agreement of SC VI, the equity holders of SC VI and SP SAS may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of Common Stock owned by SC VI.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the IPO, SC VI has agreed that, subject to certain exceptions, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc. on behalf of the underwriters, SC VI will not, during the period ending October 8, 2013 (as such period may be extended under certain circumstances), offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, Common Stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction is to be settled by delivery of Common Stock or such other securities, in cash or otherwise.

The Issuer and SC VI are parties to an investors’ rights agreement pursuant to which SC VI has certain registration rights in respect of the shares of Common Stock, as described below. These registration rights terminate on April 16, 2018.

Piggyback Registration Rights.    If the Issuer decides to register any of its securities under the Securities Act of 1933, as amended, either for its own account or for the account of a security holder or holders, the holders of registration rights, including SC VI, are entitled to prompt notice of the registration and are entitled to include their shares of Common Stock in the registration.

Demand Registration Rights.    In addition, the holders of 20% or more in interest of the Issuer’s common stock issued or issuable upon conversion of the convertible preferred stock held by the parties that have such registration rights may demand the Issuer to use its best efforts to effect the expeditious registration of those shares of Common Stock on up to two occasions.

S-3 Registration.    If the Issuer qualifies for registration on Form S-3, certain holders of registration rights, including SC VI, may also request a registration on Form S-3 and the Issuer will be required to effect the expeditious registration of their shares of our common stock as soon as practicable. The Issuer may defer the filing of a registration statement on Form S-3 for up to 60 days if its board of directors determines in its good faith judgment that such registration would be materially detrimental to the Issuer and its stockholders. The Issuer may delay a registration on Form S-3 in this manner no more than once in any twelve-month period.

Expenses of Registration.    The Issuer is required to pay all registration expenses except any underwriting discounts and applicable selling commissions.

The foregoing summary of the registration rights provisions of the investors’ rights agreement is qualified in its entirety by reference to the text of the investors’ rights agreement which is filed herewith as Exhibit A and is incorporated herein by reference.

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference herein.

Other than as described in this Schedule 13D, to the best of the Filing Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

A.	Amended and Restated Investors’ Rights Agreement, dated as of February 28, 2011, by and among Omthera Pharmaceuticals, Inc. and each of the investors listed on Schedule A thereto.

B.	Lock-up Agreement, dated as of January 17, 2013, between Sofinnova Capital VI FCPR and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc., as representatives of the underwriters.

C.	FINRA Rule 5130(e) Lock-Up Agreement, dated April 11, 2013, by Sofinnova Capital VI FCPR.

D.	Agreement regarding filing of joint Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2013

SOFINNOVA CAPITAL VI FCPR		SOFINNOVA PARTNERS SAS

By:	Sofinnova Partners SAS	By:	/s/ Denis Lucquin
		Name:	Denis Lucquin
By:	/s/ Denis Lucquin	Title:	Managing Partner
Name:	Denis Lucquin
Title:	Managing Partner

By:	/s/ Denis Lucquin	By:	/s/ Monique Saulnier
Name:	Denis Lucquin	Name:	Monique Saulnier

By:	/s/ Antoine Papiernik	By:	/s/ Rafaèle Tordjman
Name:	Antoine Papiernik	Name:	Rafaèle Tordjman

EXHIBITS

A.   Amended and Restated Investors’ Rights Agreement, dated as of February 28, 2011, by and among Omthera Pharmaceuticals, Inc. and each of the investors listed on Schedule A thereto.

B.   Lock-up Agreement, dated as of January 17, 2013, between Sofinnova Capital VI FCPR and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc., as representatives of the underwriters.

C.   FINRA Rule 5130(e) Lock-Up Agreement, dated April 11, 2013, by Sofinnova Capital VI FCPR.

D.   Agreement regarding filing of joint Schedule 13D.

EXHIBIT A

OMTHERA PHARMACEUTICALS, INC.

AMENDED AND RESTATED INVESTORS’ RIGHTS AGREEMENT

THIS AMENDED AND RESTATED INVESTORS’ RIGHTS AGREEMENT is made as of the 28th day of February, 2011, by and among Omthera Pharmaceuticals, Inc., a Delaware corporation (the “Company”), and each of the investors listed on Schedule A hereto, each of which is referred to in this Agreement as an “Investor”.

RECITALS

WHEREAS, certain of the Investors (the “Existing Investors”) hold shares of the Company’s Series A Preferred Stock and possess registration rights, information rights, rights of first offer, and other rights pursuant to an Investors’ Rights Agreement dated as of November 13, 2009, by and among the Company and such Investors (the “Prior Agreement”);

WHEREAS, the Existing Investors are holders of a majority of the Registrable Securities (as defined in the Prior Agreement), and desire to amend and restate the Prior Agreement in its entirety and to accept the rights created pursuant to this Agreement in lieu of the rights granted to them under the Prior Agreement;

WHEREAS, the Company and the Investors are parties to the Series B Preferred Stock Purchase Agreement of even date herewith (the “Purchase Agreement”) under which certain of the Company’s and such Investors’ obligations are conditioned upon the execution and delivery this Agreement by such Investors, Existing Investors holding a majority of the Registrable Securities (as defined in the Prior Agreement) and the Company; and

WHEREAS, in order to induce the Company to enter into the Purchase Agreement and to induce the Investors to invest funds in the Company pursuant to the Purchase Agreement, the Investors and the Company hereby agree that this Agreement shall govern the rights of the Investors to cause the Company to register shares of Common Stock issuable to the Investors, to receive certain information from the Company, and to participate in future equity offerings by the Company, and shall govern certain other matters as set forth in this Agreement;

NOW, THEREFORE, the Existing Investors hereby agree that the Prior Agreement shall be amended, restated and superseded by this Agreement, and the parties hereby further agree as follows:

1. Definitions. For purposes of this Agreement:

1.1 “Affiliate” means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including without limitation any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person.

1.2 “Common Stock” means shares of the Company’s common stock, par value $0.001 per share.

1.3 “Damages” means any loss, damage, or liability (joint or several) to which a party hereto may become subject under the Securities Act, the Exchange Act, or other federal or state law, insofar as such loss, damage, or liability (or any action in respect thereof) arises out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement of the Company, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; (ii) an omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or (iii) any violation or alleged violation by the indemnifying party (or any of its agents or Affiliates) of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act, or any state securities law.

1.4 “Derivative Securities” means any securities or rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly), Common Stock, including options and warrants.

1.5 “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.6 “Excluded Registration” means (i) a registration relating to the sale of securities to employees of the Company or a subsidiary pursuant to a stock option, stock purchase, or similar plan; (ii) a registration relating to an SEC Rule 145 transaction; (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities; or (iv) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered.

1.7 “Exit Event” means a Share Sale or a Deemed Liquidation Event, as such term is defined in the Company’s Certificate of Incorporation.

1.8. “Form S-1” means such form under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC.

1.9. “Form S-3” means such form under the Securities Act as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the SEC that permits incorporation of substantial information by reference to other documents filed by the Company with the SEC.

1.10. “GAAP” means generally accepted accounting principles in the United States.

1.11. “Holder” means any holder of Registrable Securities who is a party to this Agreement.

1.12. “Immediate Family Member” means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, of a natural person referred to herein.

1.13. “Initiating Holders” means, collectively, Holders who properly initiate a registration request under this Agreement.

1.1. “IPO” means the Company’s first underwritten public offering of its Common Stock under the Securities Act.

1.15. “Key Employee” means any executive-level employee (including division director and vice president-level positions) as well as any employee who, either alone or in concert with others, develops, invents, programs, or designs any Company Intellectual Property (as defined in the Purchase Agreement).

1.16 “Major Investor” means any Investor that, individually or together with such Investor’s Affiliates, holds at least fifteen percent (15%) of the Registrable Securities then outstanding.

1.17 “New Securities” means, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

1.18 “Person” means any individual, corporation, partnership, trust, limited liability company, association or other entity.

1.19 “Registrable Securities” means (i) the Common Stock issuable or issued upon conversion of the Series A Preferred Stock and the Series B Preferred Stock, (ii) any Common Stock, or any Common Stock issued or issuable (directly or indirectly) upon conversion and/or exercise of any other securities of the Company, acquired by a holder of Series A Preferred Stock or Series B Preferred Stock after the date hereof and (iii) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clauses (i) and (ii) above; excluding in all cases, however, any Registrable Securities sold by a Person in a transaction in which the applicable rights under this Agreement are not assigned pursuant to Section 6.1, and excluding for purposes of Section 2 any shares for which registration rights have terminated pursuant to Section 2.13 of this Agreement.

1.20 “Registrable Securities then outstanding” means the number of shares determined by adding the number of shares of outstanding Common Stock that are Registrable Securities and the number of shares of Common Stock issuable (directly or indirectly) pursuant to then exercisable and/or convertible securities that are Registrable Securities.

1.21 “Restricted Securities” means the securities of the Company required to bear the legend set forth in Section 2.12(b) hereof.

1.22 “SEC” means the Securities and Exchange Commission.

1.23 “SEC Rule 144” means Rule 144 promulgated by the SEC under the Securities Act.

1.24 “SEC Rule 145” means Rule 145 promulgated by the SEC under the Securities Act.

1.25 “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.26 “Selling Expenses” means all underwriting discounts, selling commissions, and stock transfer taxes applicable to the sale of Registrable Securities, and fees and disbursements of counsel for any Holder, except for the fees and disbursements of the Selling Holder Counsel borne and paid by the Company as provided in Section 2.6.

1.27 “Series A Director” means any director of the Company that the holders of record of the Series A Preferred Stock are entitled exclusively to elect pursuant to the Company’s Certificate of Incorporation.

1.28 “Series B Director” means any director of the Company that the holders of record of the Series B Preferred Stock are entitled exclusively to elect pursuant to the Company’s Certificate of Incorporation.

1.29 “Series A Preferred Stock” means shares of the Company’s Series A Preferred Stock, par value $0.001 per share.

1.30 “Series B Preferred Stock” means shares of the Company’s Series B Preferred Stock, par value $0.001 per share.

1.31 “Share Sale” means a transaction or series of related transactions in which a Person or group of related Persons acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company.

2. Registration Rights. The Company covenants and agrees as follows:

2.1 Demand Registration.

(a) Form S-1 Demand. If at any time after one hundred eighty (180) days after the effective date of the registration statement for the IPO, the Company receives a request from Holders of at least twenty percent (20%) of the Registrable Securities then outstanding that the Company file a Form S-1 registration statement with respect to at least twenty percent (20%) of the Registrable Securities then outstanding (or a lesser percent if the anticipated aggregate offering price, net of Selling Expenses, would exceed $5 million), then the Company shall (i) within ten (10) days after the date such request is given, give notice thereof (the “Demand Notice”) to all Holders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within sixty (60) days after the date such request is given by the Initiating Holders, file a Form S-1 registration statement under the Securities Act covering all Registrable Securities that the Initiating Holders requested to be registered and any additional Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within twenty (20) days after the date the Demand Notice is given, and in each case, subject to the limitations of Section 2.1(c) and Section 2.3.

(b) Form S-3 Demand. If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from Holders of at least twenty percent (20%) of the Registrable Securities then outstanding that the Company file a Form S-3 registration statement with respect to outstanding Registrable Securities of such Holders having an anticipated aggregate offering price, net of Selling Expenses, of at least $1 million, then the Company shall (i) within ten (10) days after the date such request is given, give a Demand Notice to all Holders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within forty-five (45) days after the date such request is given by the Initiating Holders, file a Form S-3 registration statement under the Securities Act covering all Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within twenty (20) days after the date the Demand Notice is given, and in each case, subject to the limitations of Section 2.1(c) and Section 2.3.

(c) Notwithstanding the foregoing obligations, if the Company furnishes to Holders requesting a registration pursuant to this Section 2.1 a certificate signed by the Company’s chief executive officer stating that in the good faith judgment of the Company’s Board of Directors it would be materially detrimental to the Company and its stockholders for such registration statement to either become effective or remain effective for as long as such registration statement otherwise would be required to remain effective, because such action would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company; (ii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential; or (iii) render the Company unable to comply with requirements under the Securities Act or Exchange Act, then the Company shall have the right to defer taking action with respect to such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than sixty (60) days after the request of the Initiating Holders is given; provided, however, that the Company may not invoke this right more than once in any twelve (12) month period; and provided further that the Company shall not register any securities for its own account or that of any other stockholder during such sixty (60) day period other than an Excluded Registration.

(d) The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 2.1(a) (i) during the period that is sixty (60) days before the Company’s good faith estimate of the date of filing of, and ending on a date that is one hundred eighty (180) days after the effective date of, a Company-initiated registration, provided, that the Company is actively employing in good faith best efforts to cause such registration statement to become effective; (ii) after the Company has effected two registrations pursuant to Section 2.1(a); or (iii) if the Initiating Holders propose to dispose of shares of Registrable Securities that may be immediately registered on Form S-3 pursuant to a request made pursuant to Section 2.1(b). The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 2.1(b) (i) during the period that is thirty (30) days before the Company’s good faith estimate of the date of filing of, and ending on a date that is ninety (90) days after the effective date of, a Company-initiated registration, provided, that the Company is actively employing in good faith best efforts to cause such registration statement to become effective; or (ii) if the Company has effected two registrations pursuant to Section 2.1(b) within the twelve (12) month period immediately preceding the date of such request. A registration shall not be counted as “effected” for purposes of this Section 2.1(d) until such time as the applicable registration statement has been declared effective by the SEC, unless the Initiating Holders withdraw their request for such registration, elect not to pay the registration expenses therefor, and forfeit their right to one demand registration statement pursuant to Section 2.6, in which case such withdrawn registration statement shall be counted as “effected” for purposes of this Section 2.1(d).

2.2 Company Registration. If the Company proposes to register (including, for this purpose, a registration effected by the Company for stockholders other than the Holders) any of its securities under the Securities Act in connection with the public offering of such securities solely for cash (other than in an Excluded Registration), the Company shall, at such time, promptly give each Holder notice of such registration. Upon the request of each Holder given within twenty (20) days after such notice is given by the Company, the Company shall, subject to the provisions of Section 2.3, cause to be registered all of the Registrable Securities that each such Holder has requested to be included in such registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 2.2 before the effective date of such registration, whether or not any Holder has elected to include Registrable Securities in such registration. The expenses (other than Selling Expenses) of such withdrawn registration shall be borne by the Company in accordance with Section 2.6.

2.3 Underwriting Requirements.

(a) If, pursuant to Section 2.1, the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to Section 2.1, and the Company shall include such information in the Demand Notice. The underwriter(s) will be selected by the Initiating Holders, subject only to the reasonable approval of the Company. In such event, the right of any Holder to include such Holder’s Registrable Securities in such registration shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in Section 2.4(e)) enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting. Notwithstanding any other provision of this Section 2.3, if the managing underwriter(s) advise(s) the Initiating Holders in writing that marketing factors require a limitation on the number of shares to be underwritten, then the Initiating Holders shall so advise all Holders of Registrable Securities that otherwise would be underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be allocated among such Holders of Registrable Securities, including the Initiating Holders, in proportion (as nearly as practicable) to the number of Registrable Securities owned by each Holder or in such other proportion as shall mutually be agreed to by all such selling Holders; provided, however, that the number of Registrable Securities held by the Holders to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest 100 shares.

(b) In connection with any offering involving an underwriting of shares of the Company’s capital stock pursuant to Section 2.2, the Company shall not be required to include any of the Holders’ Registrable Securities in such underwriting unless the Holders accept the terms of the underwriting as agreed upon between the Company and its underwriters, and then only in such quantity as the underwriters in their sole discretion determine will not jeopardize the success of the offering by the Company. If the total number of securities, including Registrable Securities, requested by stockholders to be included in such offering exceeds the number of securities to be sold (other than by the Company) that the underwriters in their reasonable discretion determine is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters and the Company in their sole discretion determine will not jeopardize the success of the offering. If the underwriters determine that less than all of the Registrable Securities requested to be registered can be included in such offering, then the Registrable Securities that are included in such offering shall be allocated among the selling Holders in proportion (as nearly as practicable to) the number of Registrable Securities owned by each selling Holder or in such other proportions as shall mutually be agreed to by all such selling Holders. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest 100 shares. Notwithstanding the foregoing, in no event shall (i) the number of Registrable Securities included in the offering be reduced unless all other securities (other than securities to be sold by the Company) are first entirely excluded from the offering, or (ii) the number of Registrable Securities included in the offering be reduced below thirty percent (30%) of the total number of securities included in such offering, unless such offering is the IPO, in which case the selling Holders may be excluded further if the underwriters make the determination described above and no other stockholder’s securities are included in such offering. For purposes of the provision in this Section 2.3(b) concerning apportionment, for any selling Holder that is a partnership, limited liability company, or corporation, the partners, members, retired partners, retired members, stockholders, and Affiliates of such Holder, or the estates and Immediate Family Members of any such partners, retired partners, members, and retired members and any trusts for the benefit of any of the foregoing Persons, shall be deemed to be a single “selling Holder,” and any pro rata reduction with respect to such “selling Holder” shall be based upon the aggregate number of Registrable Securities owned by all Persons included in such “selling Holder,” as defined in this sentence.

(c) For purposes of Section 2.1, a registration shall not be counted as “effected” if, as a result of an exercise of the underwriter’s cutback provisions in Section 2.3(a), fewer than fifty percent (50%) of the total number of Registrable Securities that Holders have requested to be included in such registration statement are actually included.

2.4 Obligations of the Company. Whenever required under this Section 2 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

(a) prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its best efforts to cause such registration statement to become effective and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to one hundred twenty (120) days or, if earlier, until the distribution contemplated in the registration statement has been completed; provided, however, that (i) such one hundred twenty (120) day period shall be extended for a period of time equal to the period the Holder refrains, at the request of an underwriter of Common Stock (or other securities) of the Company, from selling any securities included in such registration, and (ii) in the case of any registration of Registrable Securities on Form S-3 that are intended to be offered on a continuous or delayed basis, subject to compliance with applicable SEC rules, such one hundred twenty (120) day period shall be extended for up to 180 days, if necessary, to keep the registration statement effective until all such Registrable Securities are sold;

(b) prepare and file with the SEC such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement;

(c) furnish to the selling Holders such numbers of copies of a prospectus, including a preliminary prospectus, as required by the Securities Act, and such other documents as the Holders may reasonably request in order to facilitate their disposition of their Registrable Securities;

(d) use its best efforts to register and qualify the securities covered by such registration statement under such other securities or blue-sky laws of such jurisdictions as shall be reasonably requested by the selling Holders; provided that the Company shall not be required to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

(e) in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the underwriter(s) of such offering;

(f) use its best efforts to cause all such Registrable Securities covered by such registration statement to be listed on a national securities exchange or trading system and each securities exchange and trading system (if any) on which similar securities issued by the Company are then listed;

(g) provide a transfer agent and registrar for all Registrable Securities registered pursuant to this Agreement and provide a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

(h) promptly make available for inspection by the selling Holders, any underwriter(s) participating in any disposition pursuant to such registration statement, and any attorney or accountant or other agent retained by any such underwriter or selected by the selling Holders, all financial and other records, pertinent corporate documents, and properties of the Company, and cause the Company’s officers, directors, employees, and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant, or agent, in each case, as necessary or advisable to verify the accuracy of the information in such registration statement and to conduct appropriate due diligence in connection therewith;

(i) notify each selling Holder, promptly after the Company receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any prospectus forming a part of such registration statement has been filed; and

(j) after such registration statement becomes effective, notify each selling Holder of any request by the SEC that the Company amend or supplement such registration statement or prospectus.

2.5 Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 2 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration of such Holder’s Registrable Securities.

2.6 Expenses of Registration. All expenses (other than Selling Expenses) incurred in connection with registrations, filings, or qualifications pursuant to Section 2, including all registration, filing, and qualification fees; printers’ and accounting fees; fees and disbursements of counsel for the Company; and the reasonable fees and disbursements, not to exceed $100,000, of one counsel for the selling Holders (“Selling Holder Counsel”), shall be borne and paid by the Company; provided, however, that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Section 2.1 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered (in which case all selling Holders shall bear such expenses pro rata based upon the number of Registrable Securities that were to be included in the withdrawn registration), unless the Holders of a majority of the Registrable Securities agree to forfeit their right to one registration pursuant to Section 2.1(a) or Section 2.1(b), as the case may be; provided further that if, at the time of such withdrawal, the Holders shall have learned of a material adverse change in the condition, business, or prospects of the Company from that known to the Holders at the time of their request and have withdrawn the request with reasonable promptness after learning of such information then the Holders shall not be required to pay any of such expenses and shall not forfeit their right to one registration pursuant to Section 2.1(a) or Section 2.1(b). All Selling Expenses relating to Registrable Securities registered pursuant to this Section 2 shall be borne and paid by the Holders pro rata on the basis of the number of Registrable Securities registered on their behalf.

2.7 Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any registration pursuant to this Agreement as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 2.

2.8 Indemnification. If any Registrable Securities are included in a registration statement under this Section 2:

(a) To the extent permitted by law, the Company will indemnify and hold harmless each selling Holder, and the partners, members, officers, directors, and stockholders of each such Holder; legal counsel and accountants for each such Holder; any underwriter (as defined in the Securities Act) for each such Holder; and each Person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any Damages, and the Company will pay to each such Holder, underwriter, controlling Person, or other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 2.8(a) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable for any Damages to the extent that they arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any such Holder, underwriter, controlling Person, or other aforementioned Person expressly for use in connection with such registration.

(b) To the extent permitted by law, each selling Holder, severally and not jointly, will indemnify and hold harmless the Company, and each of its directors, each of its officers who has signed the registration statement, each Person (if any), who controls the Company within the meaning of the Securities Act, legal counsel and accountants for the Company, any underwriter (as defined in the Securities Act), any other Holder selling securities in such registration statement, and any controlling Person of any such underwriter or other Holder, against any Damages, in each case only to the extent that such Damages arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such selling Holder expressly for use in connection with such registration; and each such selling Holder will pay to the Company and each other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 2.8(b) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; and provided further that in no event shall the aggregate amounts payable by any Holder by way of indemnity or contribution under Sections 2.8(b) and 2.8(d) exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of fraud or willful misconduct by such Holder.

(c) Promptly after receipt by an indemnified party under this Section 2.8 of notice of the commencement of any action (including any governmental action) for which a party may be entitled to indemnification hereunder, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 2.8, give the indemnifying party notice of the commencement thereof. The indemnifying party shall have the right to participate in such action and, to the extent the indemnifying party so desires, participate jointly with any other indemnifying party to which notice has been given, and to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such action. The failure to give notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of any liability to the indemnified party under this Section 2.8, to the extent that such failure materially prejudices the indemnifying party’s ability to defend such action. The failure to give notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 2.8.

(d) To provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (i) any party otherwise entitled to indemnification hereunder makes a claim for indemnification pursuant to this Section 2.8 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case, notwithstanding the fact that this Section 2.8 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any party hereto for which indemnification is provided under this Section 2.8, then, and in each such case, such parties will contribute to the aggregate losses, claims, damages, liabilities, or expenses to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect the relative fault of each of the indemnifying party and the indemnified party in connection with the statements, omissions, or other actions that resulted in such loss, claim, damage, liability, or expense, as well as to reflect any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or allegedly untrue statement of a material fact, or the omission or alleged omission of a material fact, relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case, (x) no Holder will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by such Holder pursuant to such registration statement, and (y) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation; and provided further that in no event shall a Holder’s liability pursuant to this Section 2.8(d), when combined with the amounts paid or payable by such Holder pursuant to Section 2.8(b), exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of willful misconduct or fraud by such Holder.

(e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

(f) Unless otherwise superseded by an underwriting agreement entered into in connection with the underwritten public offering, the obligations of the Company and Holders under this Section 2.8 shall survive the completion of any offering of Registrable Securities in a registration under this Section 2, and otherwise shall survive the termination of this Agreement.

2.9 Reports Under Exchange Act. With a view to making available to the Holders the benefits of SEC Rule 144 and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company shall:

(a) make and keep available adequate current public information, as those terms are understood and defined in SEC Rule 144, at all times after the effective date of the registration statement filed by the Company for the IPO;

(b) use best efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time after the Company has become subject to such reporting requirements); and

(c) furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) to the extent accurate, a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144 (at any time after ninety (90) days after the effective date of the registration statement filed by the Company for the IPO), the Securities Act, and the Exchange Act (at any time after the Company has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time after the Company so qualifies); (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company; and (iii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC that permits the selling of any such securities without registration (at any time after the Company has become subject to the reporting requirements under the Exchange Act) or pursuant to Form S-3 (at any time after the Company so qualifies to use such form).

2.10 Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of the Holders of a majority of the Registrable Securities then outstanding, enter into any agreement with any holder or prospective holder of any securities of the Company that would allow such holder or prospective holder to (i) include such securities in any registration unless, under the terms of such agreement, such holder or prospective holder may include such securities in any such registration only to the extent that the inclusion of such securities will not reduce the number of the Registrable Securities of the Holders that are included or (ii) initiate a demand for registration of any securities held by such holder or prospective holder.

2.11 “Market Stand-off” Agreement. Each Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the registration by the Company for its own behalf of shares of its Common Stock or any other equity securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Company and the managing underwriter (such period not to exceed (x) one hundred eighty (180) days in the case of the IPO, which period may be extended upon the request of the managing underwriter, to the extent required by any FINRA rules, for an additional period of up to fifteen (15) days if the Company issues or proposes to issue an earnings or other public release within fifteen (15) days of the expiration of the 180-day lockup period, or (y) ninety (90) days in the case of any registration other than the IPO, which period may be extended upon the request of the managing underwriter, to the extent required by any FINRA rules, for an additional period of up to fifteen (15) days if the Company issues or proposes to issue an earnings or other public release within fifteen (15) days of the expiration of the 90-day lockup period), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock held immediately before the effective date of the registration statement for such offering or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise. The foregoing provisions of this Section 2.11 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, and shall be applicable to the Holders only if all officers and directors are subject to the same restrictions and the Company obtains a similar agreement from all stockholders individually owning more than one percent (1%) of the Company’s outstanding Common Stock (after giving effect to conversion into Common Stock of all outstanding Series A Preferred Stock and Series B Preferred Stock). The underwriters in connection with such registration are intended third-party beneficiaries of this Section 2.11 and shall have the right, power, and authority to enforce the provisions hereof as though they were a party hereto. Each Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 2.11 or that are necessary to give further effect thereto. Any discretionary waiver or termination of the restrictions of any or all of such agreements by the Company or the underwriters shall apply pro rata to all Holders subject to such agreements, based on the number of shares subject to such agreements.

2.12 Restrictions on Transfer.

(a) The Series A Preferred Stock, the Series B Preferred Stock and the Registrable Securities shall not be sold, pledged, or otherwise transferred, and the Company shall not recognize and shall issue stop-transfer instructions to its transfer agent with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with the provisions of the Securities Act. A transferring Holder will cause any proposed purchaser, pledgee, or transferee of the Series A Preferred Stock, the Series B Preferred Stock and the Registrable Securities held by such Holder to agree to take and hold such securities subject to the provisions and upon the conditions specified in this Agreement.

(b) Each certificate or instrument representing (i) the Series A Preferred Stock, (ii) the Series B Preferred Stock, (iii) the Registrable Securities, and (iv) any other securities issued in respect of the securities referenced in clauses (i), (ii) and (iii), upon any stock split, stock dividend, recapitalization, merger, consolidation, or similar event, shall (unless otherwise permitted by the provisions of Section 2.12(c)) be stamped or otherwise imprinted with a legend substantially in the following form:

THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE SOLD, PLEDGED, OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR A VALID EXEMPTION FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.

THE SECURITIES REPRESENTED HEREBY MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

The Holders consent to the Company making a notation in its records and giving instructions to any transfer agent of the Restricted Securities in order to implement the restrictions on transfer set forth in this Section 2.12.

(c) The holder of each certificate representing Restricted Securities, by acceptance thereof, agrees to comply in all respects with the provisions of this Section 2. Before any proposed sale, pledge, or transfer of any Restricted Securities, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the Holder thereof shall give notice to the Company of such Holder’s intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such Holder’s expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a “no action” letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Restricted Securities may be effected without registration under the Securities Act, whereupon the Holder of such Restricted Securities shall be entitled to sell, pledge, or transfer such Restricted Securities in accordance with the terms of the notice given by the Holder to the Company. The Company will not require such a legal opinion or “no action” letter (x) in any transaction in compliance with SEC Rule 144 or (y) in any transaction in which such Holder distributes Restricted Securities to an Affiliate of such Holder for no consideration; provided that each transferee agrees in writing to be subject to the terms of this Section 2.12. Each certificate or instrument evidencing the Restricted Securities transferred as above provided shall bear, except if such transfer is made pursuant to SEC Rule 144, the appropriate restrictive legend set forth in Section 2.12(b), except that such certificate shall not bear such restrictive legend if, in the opinion of counsel for such Holder and the Company, such legend is not required in order to establish compliance with any provisions of the Securities Act.

2.13 Termination of Registration Rights. The right of any Holder to request registration or inclusion of Registrable Securities in any registration pursuant to Section 2.1 or Section 2.2 shall terminate upon the earliest to occur of:

(a) an Exit Event; and

(b) the fifth anniversary of the IPO.

3. Information and Observer Rights.

3.1 Delivery of Financial Statements. The Company shall deliver to each Major Investor:

(a) as soon as practicable, but in any event within ninety (90) days after the end of each fiscal year of the Company, (i) a balance sheet as of the end of such year, (ii) statements of income and of cash flows for such year, and (iii) a statement of stockholders’ equity as of the end of such year, all such financial statements audited and certified by independent public accountants of nationally recognized standing selected by the Company;

(b) as soon as practicable, but in any event within forty-five (45) days after the end of each of the first three (3) quarters of each fiscal year of the Company, unaudited statements of income and of cash flows for such fiscal quarter, and an unaudited balance sheet and a statement of stockholders’ equity as of the end of such fiscal quarter, all prepared in accordance with GAAP (except that such financial statements may (i) be subject to normal year¬end audit adjustments and (ii) not contain all notes thereto that may be required in accordance with GAAP);

(c) as soon as practicable, but in any event within forty-five (45) days after the end of each of the first three (3) quarters of each fiscal year of the Company, a statement showing the number of shares of each class and series of capital stock and securities convertible into or exercisable for shares of capital stock outstanding at the end of the period, the Common Stock issuable upon conversion or exercise of any outstanding securities convertible or exercisable for Common Stock and the exchange ratio or exercise price applicable thereto, and the number of shares of issued stock options and stock options not yet issued but reserved for issuance, if any, all in sufficient detail as to permit the Major Investors to calculate their respective percentage equity ownership in the Company, and certified by the chief financial officer or chief executive officer of the Company as being true, complete, and correct;

(d) as soon as practicable, but in any event within fifteen (15) days after the end of each month, an unaudited income statement and statement of cash flows for such month, and an unaudited balance sheet and statement of stockholders’ equity as of the end of such month, all prepared in accordance with GAAP (except that such financial statements may (i) be subject to normal year-end audit adjustments and (ii) not contain all notes thereto that may be required in accordance with GAAP);

(e) as soon as practicable, but in any event thirty (30) days before the end of each fiscal year, a budget and business plan for the next fiscal year (collectively, the “Budget”), approved by the Board of Directors and prepared on a monthly basis, including balance sheets, income statements, and statements of cash flow for such months and, promptly after prepared, any other budgets or revised budgets prepared by the Company; and

(f) such other information relating to the financial condition, business, prospects, or corporate affairs of the Company as any Major Investor may from time to time reasonably request.

If, for any period, the Company has any subsidiary whose accounts are consolidated with those of the Company, then in respect of such period the financial statements delivered pursuant to the foregoing sections shall be the consolidated and consolidating financial statements of the Company and all such consolidated subsidiaries.

Notwithstanding anything else in this Section 3.1 to the contrary, the Company may cease providing the information set forth in this Section 3.1 during the period starting with the date thirty (30) days before the Company’s good-faith estimate of the date of filing of a registration statement if it reasonably concludes it must do so to comply with the SEC rules applicable to such registration statement and related offering; provided that the Company’s covenants under this Section 3.1 shall be reinstated at such time as the Company is no longer actively employing its best efforts to cause such registration statement to become effective.

3.2 Inspection. The Company shall permit each Major Investor, at such Major Investor’s expense, to visit and inspect the Company’s properties; examine its books of account and records; and discuss the Company’s affairs, finances, and accounts with its officers, during normal business hours of the Company as may be reasonably requested by the Major Investor.

3.3 Observer Rights. As long as New Enterprise Associates 13, L.P. and its Affiliates (collectively, “NEA”) own not less than fifty percent (50%) of the shares of the Series B Preferred Stock purchased by NEA under the Purchase Agreement (or an equivalent amount of Common Stock issued upon conversion thereof), the Company shall invite a representative of NEA, who shall initially be Sara M. Nayeem, M.D., to attend all meetings of the Company’s Board of Directors in a nonvoting observer capacity and, in this respect, shall give such representative copies of all notices, minutes, consents, and other materials that it provides to its directors at the same time and in the same manner as provided to such directors; provided, however, that such representative shall agree to hold in confidence and trust and to act in a fiduciary manner with respect to all information so provided; and provided further, that the Company reserves the right to withhold any information and to exclude such representative from any meeting or portion thereof if access to such information or attendance at such meeting could adversely affect the attorney-client privilege between the Company and its counsel or result in disclosure of trade secrets or a conflict of interest, or if such Investor or its representative is a competitor of the Company. The foregoing observation rights are contingent upon the observer’s entering into a confidentiality agreement with the Company that is reasonably acceptable to the Company.

3.4 Termination of Information and Observer Rights. The covenants set forth in Sections 3.1, 3.2 and 3.3 shall terminate and be of no further force or effect (i) upon the consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon an Exit Event, whichever event occurs first.

3.5 Confidentiality. Each Investor agrees that such Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement (including notice of the Company’s intention to file a registration statement), unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this Section 3.5 by such Investor), (b) is or has been independently developed or conceived by the Investor without use of the Company’s confidential information, or (c) is or has been made known or disclosed to the Investor by a third party without a breach of any obligation of confidentiality such third party may have to the Company; provided, however, that an Investor may disclose confidential information (i) to its attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring its investment in the Company; (ii) to any prospective purchaser of any Registrable Securities from such Investor, if such prospective purchaser agrees to be bound by the provisions of this Section 3.5; (iii) to any existing or prospective Affiliate, partner, member, stockholder, or wholly owned subsidiary of such Investor in the ordinary course of business, provided that such Investor informs such Person that such information is confidential and directs such Person to maintain the confidentiality of such information; or (iv) as may otherwise be required by law, provided that the Investor promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure.

4. Rights to Future Stock Issuances.

4.1 Right of First Offer. Subject to the terms and conditions of this Section 4.1 and applicable securities laws, if the Company proposes to offer or sell any New Securities, the Company shall first offer such New Securities to each Investor. An Investor shall be entitled to apportion the right of first offer hereby granted to it among itself and its Affiliates in such proportions as it deems appropriate.

(a) The Company shall give notice (the “Offer Notice”) to each Investor, stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Securities.

(b) By notification to the Company within twenty (20) days after the Offer Notice is given, each Investor may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Securities which equals the proportion that the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Series A Preferred Stock, Series B Preferred Stock and any other Derivative Securities then held, by such Investor bears to the total number of shares of Common Stock of the Company then outstanding (assuming full conversion and/or exercise, as applicable, of all Series A Preferred Stock, Series B Preferred Stock and other Derivative Securities). At the expiration of such twenty (20) day period, the Company shall promptly notify each Investor that elects to purchase or acquire all the shares available to it (each, a “Fully Exercising Investor”) of any other Investor’s failure to do likewise. During the ten (10) day period commencing after the Company has given such notice, each Fully Exercising Investor may, by giving notice to the Company, elect to purchase or acquire, in addition to the number of shares specified above, up to that portion of the New Securities for which Investors were entitled to subscribe but that were not subscribed for by the Investors which is equal to the proportion that the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of Series A Preferred Stock, Series B Preferred Stock and any other Derivative Securities then held, by such Fully Exercising Investor bears to the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Series A Preferred Stock, Series B Preferred Stock and any other Derivative Securities then held, by all Fully Exercising Investors who wish to purchase such unsubscribed shares. The closing of any sale pursuant to this Section 4.1(b) shall occur within the later of ninety (90) days of the date that the Offer Notice is given and the date of initial sale of New Securities pursuant to Section 4.1(c).

(c) If all New Securities referred to in the Offer Notice are not elected to be purchased or acquired as provided in Section 4.1(b), the Company may, during the ninety (90) day period following the expiration of the periods provided in Section 4.1(b), offer and sell the remaining unsubscribed portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Securities within such period, or if such agreement is not consummated within thirty (30) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Investors in accordance with this Section 4.1.

(d) The right of first offer in this Section 4.1 shall not be applicable to (i) Exempted Securities (as defined in the Company’s Certificate of Incorporation) and (ii) shares of Common Stock issued in the IPO.

4.2 Termination. The covenants set forth in Section 4.1 shall terminate and be of no further force or effect (i) upon the consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon an Exit Event, whichever event occurs first.

5. Additional Covenants.

5.1 Insurance. The Company shall use its best efforts to obtain, within ninety (90) days of the date hereof, from financially sound and reputable insurers Directors and Officers liability insurance in an amount and on terms and conditions satisfactory to the Board of Directors, and will use best efforts to cause such insurance policies to be maintained until such time as the Board of Directors determines that such insurance should be discontinued. If requested by holders of a majority of the Registrable Securities then outstanding, the Company shall use its best efforts to obtain term “key-person” insurance on the Founders from financially sound and reputable insurers Directors and Officers liability insurance in an amount and on terms and conditions satisfactory to the Board of Directors, and will use best efforts to cause such insurance policies to be maintained until such time as the Board of Directors determines that such insurance should be discontinued. The key-person policy shall name the Company as loss payee, and neither policy shall be cancelable by the Company without prior approval by the Board of Directors, including the Series A Director and the Series B Director.

5.2 Employee Agreements. The Company will cause (i) each person now or hereafter employed by it or by any subsidiary (or engaged by the Company or any subsidiary as a consultant/independent contractor) with access to confidential information and/or trade secrets to enter into a nondisclosure and proprietary rights assignment agreement and (ii) each Key Employee to enter into a one (1) year noncompetition and nonsolicitation agreement, substantially in the form approved by the Board of Directors. In addition, the Company shall not amend, modify, terminate, waive, or otherwise alter, in whole or in part, any of the above-referenced agreements or any restricted stock agreement between the Company and any employee, without the consent of the Series A Director and the Series B Director.

5.3 Employee Stock. Unless otherwise approved by the Board of Directors, including the Series A Director and the Series B Director, all future employees and consultants of the Company who purchase, receive options to purchase, or receive awards of shares of the Company’s capital stock after the date hereof shall be required to execute restricted stock or option agreements, as applicable, providing for (i) vesting of shares over a four (4) year period, with the first twenty-five percent (25%) of such shares vesting following twelve (12) months of continued employment or service, and the remaining shares vesting in equal monthly installments over the following thirty-six (36) months, and (ii) a market stand-off provision substantially similar to that in Section 2.11. In addition, unless otherwise approved by the Board of Directors, including the Series A Director and the Series B Director, the Company shall retain a “right of first refusal” on employee transfers until the Company’s IPO and shall have the right to repurchase unvested shares at cost upon termination of employment of a holder of restricted stock.

5.4 Exit Event. If an Exit Event has not occurred within five years from the date of this Agreement, the holders of a majority of the Registrable Securities then outstanding shall have the right to appoint a reputable investment bank or advisor at the Company’s expense to seek an Exit Event for the Company.

5.5 Matters Requiring Investor Director Approval. So long as the holders of Series A Preferred Stock are entitled to elect a Series A Director and the holders of Series B Preferred Stock are entitled to elect a Series B Director, the Company hereby covenants and agrees with each of the Investors that it shall not, without approval of the Board of Directors, which approval must include the affirmative votes of the Series A Director and the Series B Director:

(a) make, or permit any subsidiary to make, any loan or advance to, or own any stock or other securities of, any subsidiary or other corporation, partnership, or other entity unless it is wholly owned by the Company;

(b) make, or permit any subsidiary to make, any loan or advance to any Person, including, without limitation, any employee or director of the Company or any subsidiary, except advances and similar expenditures in the ordinary course of business or under the terms of an employee stock or option plan approved by the Board of Directors;

(c) guarantee, directly or indirectly, or permit any subsidiary to guarantee, directly or indirectly, any indebtedness except for trade accounts of the Company or any subsidiary arising in the ordinary course of business;

(d) make any investment inconsistent with any investment policy approved by the Board of Directors;

(e) incur any aggregate indebtedness or any expenditure in excess of $50,000 that is not already included in a budget approved by the Board of Directors (including the Series A Director and Series B Director), other than trade credit incurred in the ordinary course of business;

(f) otherwise enter into or be a party to any transaction with any director, officer, or employee of the Company or any “associate” (as defined in Rule 12b-2 promulgated under the Exchange Act) of any such Person, except for transactions contemplated by this Agreement or the Purchase Agreement;

(g) hire, terminate, or change the compensation of the executive officers, including approving any option grants or stock awards to executive officers;

(h) change the principal business of the Company, enter new lines of business, or exit the current line of business;

(i) sell, assign, license, pledge, or encumber material technology or intellectual property;

(j) enter into any corporate strategic relationship involving the payment, contribution, or assignment by the Company or to the Company of money or assets greater than $100,000;

(k) approve or make any material change to the annual budget or business plan;

(l) enter into, permit any subsidiary to enter into, or approve, any agreement for the acquisition (or sale) of any business through purchase (or divestiture) of assets, purchase (or sale) of stock or otherwise, for any transaction valued at more than $50,000 individually or $50,000 in aggregate in any fiscal year;

(m) grant any stock options or restricted stock to employees or consultants; or

(n) create or close a subsidiary.

5.6 Board Matters. Unless otherwise determined by the vote of a majority of the directors then in office (including the Series A Director and the Series B Director), the Board of Directors shall meet at least six times per year in accordance with an agreed-upon schedule, of which at least four such meetings shall be in person. The Company will submit reporting information one week before each meeting of the Board of Directors, the format of which shall be agreed at the first meeting of the Board of Directors after the date hereof and which shall only be amended with the consent of the Series A Director and the Series B Director. The Company shall reimburse the directors for all reasonable out-of-pocket travel expenses incurred (consistent with the Company’s travel policy) in connection with attending meetings of the Board of Directors.

5.7 Successor Indemnification. If the Company or any of its successors or assignees consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, then to the extent necessary, proper provision shall be made so that the successors and assignees of the Company assume the obligations of the Company with respect to indemnification of members of the Board of Directors as in effect immediately before such transaction, whether such obligations are contained in the Company’s Bylaws, its Certificate of Incorporation, or elsewhere, as the case may be.

5.8 Termination of Covenants. The covenants set forth in this Section 5, except for Section 5.7, shall terminate and be of no further force or effect (i) upon consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon an Exit Event, whichever event occurs first.

6. Miscellaneous.

6.1 Successors and Assigns. The rights under this Agreement may be assigned (but only with all related obligations) by a Holder to a transferee of Registrable Securities that (i) is an Affiliate of a Holder; (ii) is a Holder’s Immediate Family Member or trust for the benefit of an individual Holder or one or more of such Holder’s Immediate Family Members; or (iii) after such transfer, holds at least 100,000 shares of Registrable Securities (subject to appropriate adjustment for stock splits, stock dividends, combinations, and other recapitalizations); provided, however, that (x) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee and the Registrable Securities with respect to which such rights are being transferred; and (y) such transferee agrees in a written instrument delivered to the Company to be bound by and subject to the terms and conditions of this Agreement, including the provisions of Section 2.11. For the purposes of determining the number of shares of Registrable Securities held by a transferee, the holdings of a transferee (1) that is an Affiliate or stockholder of a Holder; (2) who is a Holder’s Immediate Family Member; or (3) that is a trust for the benefit of an individual Holder or such Holder’s Immediate Family Member shall be aggregated together and with those of the transferring Holder; provided further that all transferees who would not qualify individually for assignment of rights shall have a single attorney-in-fact for the purpose of exercising any rights, receiving notices, or taking any action under this Agreement. The terms and conditions of this Agreement inure to the benefit of and are binding upon the respective successors and permitted assignees of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

6.2 Governing Law. This Agreement and any controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with the General Corporation Law of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to conflict of law principles that would result in the application of any law other than the law of the State of New York.

6.3 Counterparts; Facsimile. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may also be executed and delivered by facsimile signature and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

6.4 Titles and Subtitles. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

6.5 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified; (ii) when sent, if sent by electronic mail or facsimile during the recipient’s normal business hours, and if not sent during normal business hours, then on the recipient’s next business day; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their addresses as set forth on Schedule A hereto, or to the principal office of the Company and to the attention of the Chief Executive Officer, in the case of the Company, or to such email address, facsimile number, or address as subsequently modified by written notice given in accordance with this Section 6.5. If notice is given to the Company, it shall be sent to 90 Washington Valley Road, P.O. Box 7237, Bedminster, NJ 07921, Attention: Gerald Wisler, President, with a copy also given to Goodwin Procter LLP, Exchange Place, 53 State Street, Boston, MA 02109, Attention: Kingsley Taft.

6.6 Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Company and the holders of a majority of the Registrable Securities then outstanding; provided that the Company may in its sole discretion waive compliance with Section 2.12(c) (and the Company’s failure to object promptly in writing after notification of a proposed assignment allegedly in violation of Section 2.12(c) shall be deemed to be a waiver); and provided further that any provision hereof may be waived by any waiving party on such party’s own behalf, without the consent of any other party. Notwithstanding the foregoing, (a) this Agreement may not be amended or terminated and the observance of any term hereof may not be waived with respect to any Investor without the written consent of such Investor, unless such amendment, termination, or waiver applies to all Investors in the same fashion (it being agreed that a waiver of the provisions of Section 4 with respect to a particular transaction shall be deemed to apply to all Investors in the same fashion if such waiver does so by its terms, notwithstanding the fact that certain Investors may nonetheless, by agreement with the Company, purchase securities in such transaction (a “Waived Insider Offering”); provided, however, that the Company may not permit any Investor (or any Affiliate thereof) to participate in such Waived Insider Offering without the prior written consent of each Major Investor unless each Major Investor has first been offered the opportunity (or has previously waived such opportunity) to purchase (i) its pro rata share of any portion of such Waived Insider Offering to be purchased by Investors (or any Affiliate thereof) and (ii) its pro rata share of any portion of such Waived Insider Offering that an Investor (or Affiliates thereof) had an opportunity to purchase but declined to purchase) and (b) Section 3.3 of this Agreement may not be amended, waived or terminated without the written consent of NEA, so long as NEA owns not less than fifty percent (50%) of the shares of the Series B Preferred Stock purchased by NEA under the Purchase Agreement. The Company shall give prompt notice of any amendment or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, termination, or waiver. Any amendment, termination, or waiver effected in accordance with this Section 6.6 shall be binding on all parties hereto, regardless of whether any such party has consented thereto. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

6.7 Severability. In case any one or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

6.8 Aggregation of Stock. All shares of Registrable Securities held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

6.9 Entire Agreement. This Agreement (including any Schedules and Exhibits hereto) constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled. Upon the effectiveness of this Agreement, the Prior Agreement shall be deemed amended and restated and superseded and replaced in its entirety by this Agreement, and shall be of no further force or effect.

6.10 Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the federal and state courts located within the geographic boundaries of the United States District Court for the Southern District of New York for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the federal and state courts located within the geographic boundaries of the United States District Court for the Southern District of New York, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the Southern District of New York or any court of the State of New York having subject matter jurisdiction.

6.11 Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such nonbreaching or nondefaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.12 Acknowledgment. The Company acknowledges that the Investors are in the business of venture capital investing and therefore review the business plans and related proprietary information of many enterprises, including enterprises which may have products or services which compete directly or indirectly with those of the Company. Nothing in this Agreement shall preclude or in any way restrict the Investors from investing or participating in any particular enterprise whether or not such enterprise has products or services which compete with those of the Company.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Investors’ Rights Agreement as of the date first written above.

COMPANY:	OMTHERA PHARMACEUTICALS, INC.

By:
Name:
Title

INVESTORS:	SOFINNOVA CAPITAL VI FCPR

By:
Name:
Title
JAWZ II LLC

By:
Name: James M Wisler Title: Manager

ERIC LADDEN

MICHAEL DAVIDSON

EXHIBIT B

LOCK-UP AGREEMENT

January 17, 2003

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

Barclays Capital Inc.

As Representatives of the several

Underwriters to be named in the

Within-mentioned Underwriting Agreement

c/o Merrill Lynch, Pierce, Fenner & Smith

Incorporated

One Bryant Park

New York, New York 10036

c/o Barclays Capital Inc.

745 Seventh Avenue

New York, NY 10019

Re:     Proposed Public Offering by Omthera Pharmaceuticals, Inc.

Dear Sirs:

The undersigned, a stockholder, officer and/or director of Omthera Pharmaceuticals, Inc., a Delaware corporation (the “Company”), understands that Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) and Barclays Capital Inc. (“Barclays” and, together with Merrill Lynch, the “Investment Banks”) propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with the Company providing for the public offering of shares (the “Securities”) of the Company’s common stock, par value $0.001 per share (the “Common Stock”). In recognition of the benefit that such an offering will confer upon the undersigned as a stockholder, officer and/or director of the Company, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with each underwriter to be named in the Underwriting Agreement that, during the period beginning on the date hereof and ending on the date that is 180 days from the date of the Underwriting Agreement (the “Lock-Up Period”), the undersigned will not, without the prior written consent of Merrill Lynch and Barclays, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of the Company’s Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition (collectively, the “Lock-Up Securities”), or exercise any right with respect to the registration of any of the Lock-Up Securities, or file or cause to be filed any registration statement in connection therewith, under the Securities Act of 1933, as amended (the “Securities Act”), or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise.

If the undersigned is an officer or director of the Company, (1) Merrill Lynch and Barclays agree that, at least three business days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of shares of the Common Stock, Merrill Lynch and Barclays will notify the Company of the impending release or waiver, and (2) the Company will agree in the Underwriting Agreement to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver. Any release or waiver granted by Merrill Lynch and Barclays hereunder to any such officer or director shall only be effective two business days after the publication date of such press release. The provisions of this paragraph will not apply if (i) the release or waiver is effected solely to permit a transfer not for consideration and (ii) the transferee has agreed in writing to be bound by the same terms described in this letter to the extent and for the duration that such terms remain in effect at the time of the transfer.

Notwithstanding the foregoing, and subject to the conditions below, the undersigned may transfer the Lock-Up Securities during the Lock-Up Period without the prior written consent of Merrill Lynch and Barclays, provided that (1) Merrill Lynch and Barclays receive a signed lock-up agreement for the balance of the Lock-Up Period from each donee, trustee, distributee, or transferee, as the case may be, (2) any such transfer shall not involve a disposition for value, (3) such transfers are not required during the Lock-Up Period to be reported with the U.S. Securities and Exchange Commission (“SEC”) on Form 4 in accordance with Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (4) the undersigned does not otherwise voluntarily effect any public filing or report regarding such transfers during the Lock-Up Period:

(i) as a bona fide gift or gifts; or

(ii) to any immediate family member of the undersigned or any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned (for purposes of this lock-up agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin); or

(iii) by operation of law, including domestic relations orders; or

(iv) by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the undersigned; or

(v) as a distribution to limited partners, members, stockholders or other securityholders of the undersigned (or their equivalents under the jurisdiction of organization of the undersigned) or, if the undersigned is a trust, to the beneficiaries of the undersigned; or

(vi) to the undersigned’s affiliates or to any investment fund or other entity controlled or managed by, or under common control or management by, the undersigned.

Furthermore, during the Lock-Up Period, the undersigned may (a) sell shares of Common Stock of the Company purchased by the undersigned on the open market following the public offering if and only if (i) such sales are not required during the Lock-Up Period to be reported in any public report or filing with the SEC and (ii) the undersigned does not otherwise voluntarily effect any public filing or report regarding such sales during the Lock-Up Period, (b) exercise any rights to purchase (including by means of a cashless exercise), exchange or convert any stock options granted pursuant to the Company’s equity incentive plans disclosed in the prospectus relating to the public offering, warrants or any other securities convertible into or exchangeable or exercisable for Common Stock, so long as the shares of Common Stock received upon such exercise, exchange or conversion shall remain subject to the terms of this lock-up agreement, or (c) establish a contract, instruction or plan (a “10b5-1 Plan”) that complies with the requirements of Rule 10b5-1(c)(1) under the Exchange Act at any time during the Lock-Up Period (provided that, during the Lock-Up Period, (i) the undersigned shall not transfer any of the Common Stock or other Company securities under such 10b5-1 Plan and (ii) no public announcement or disclosure of entry into such 10b5-1 Plan is made or required to be made during the Lock-Up Period, including any filing with the Securities and Exchange Commission under Section 16 of the Exchange Act). In addition, the restrictions on transfer and disposition of Lock-Up Securities during the Lock-Up Period shall not apply to (a) the repurchase of Lock-Up Securities by the Company in connection with the termination of the undersigned’s employment with the Company or (b) the disposition of shares of Common Stock to the Company in a transaction exempt from Section 16(b) of the Exchange Act solely in connection with the payment of taxes due in connection with the current vesting of restricted stock of the Company (with such number of shares not to exceed that having a fair market value sufficient to fund).

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Lock-Up Securities except in compliance with the foregoing restrictions.

This lock-up agreement shall lapse and become null and void (A) in its entirety if (i) either the Company, on the one hand, or Merrill Lynch and Barclays, on the other hand, notifies the other in writing prior to the execution of the Underwriting Agreement that it does not intend to proceed with the contemplated public offering, (ii) the registration statement filed with the SEC with respect to the contemplated public offering is withdrawn, or (iii) for any reason, the Underwriting Agreement is terminated prior to the closing of the contemplated public offering or (B) as to Merrill Lynch or Barclays, individually, if such Investment Bank, prior to the execution of the Underwriting Agreement, is no longer participating as a representative of the underwriters in the contemplated public offering.

Very truly yours,

Signature: /s/ Monique Saulnier

Print Name: Managing Partner & CFO

EXHIBIT C

FINRA Rule 5130(e) Lock-Up Agreement

of

Sofinnova Capital VI FCPR

This is in connection with the purchase by the undersigned of 625,000 shares of common stock, par value $0.01 per share (the “Common Stock”) of Omthera Pharmaceuticals, Inc. (the “Company”) in the Company’s initial public offering (the “IPO”). As required under the restrictions set forth in Rule 5130(e)(4) of the Financial Industry Regulations Authority, Inc. (“FINRA”) ,the undersigned hereby confirms and agrees that the 625,000 shares of Common Stock purchased in the IPO shall not be sold, transferred, assigned, pledged or hypothecated for a period of three (3) months following the effective date of the IPO with the Securities and Exchange Commission.

The foregoing lock-up restrictions shall be in addition to any other Lock-Up Agreement entered into by the undersigned in connection with the IPO.

[Signature Page Follows]

Date: _____________

SOFINNOVA CAPITAL VI FCPR

By: _/s/ Monique Saulnier__________

Name:_Monique Saulnier__________

Title:_Managing Partner and CFO___

EXHIBIT D

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of Omthera Pharmaceuticals, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 22nd day of April, 2013.

SOFINNOVA CAPITAL VI FCPR		SOFINNOVA PARTNERS SAS

By:	Sofinnova Partners SAS	By:	/s/ Denis Lucquin
		Name:	Denis Lucquin
		Title:	Managing Partner
By:	/s/ Denis Lucquin
Name:	Denis Lucquin
Title:	Managing Partner

By:	/s/ Denis Lucquin	By:	/s/ Monique Saulnier
Name:	Denis Lucquin	Name:	Monique Saulnier

By:	/s/ Antoine Papiernik	By:	/s/ Rafaèle Tordjman
Name:	Antoine Papiernik	Name:	Rafaèle Tordjman